Exhibit 1

FOR IMMEDIATE RELEASE	25 JULY 2013

WPP PLC (“WPP”)

Grey Lisbon to combine its business with Excentric

to form ExcentricGrey in Portugal

WPP announces that its wholly-owned global advertising network, Grey Group, has agreed to combine its Portuguese business, Grey Lisbon, with that of Exattitude – Serviços Digitais, S.A., trading as “Excentric”, a digital marketing agency with strong technical capabilities. The combined business will operate in Portugal as “ExcentricGrey”.

Founded in 2006 in Lisbon, Excentric specialises in planning, project construction, traffic generation, investment optimisation and ROI evaluation for the Portuguese market. The company employs approximately 20 people and clients include Millennium BCP, Sonaecom, Unitel, and EDPr.

This business combination will continue WPP’s strategy of strengthening its operations in important markets and sectors and building its digital capabilities across all disciplines. In Portugal, WPP companies (including associates) generate revenues of over US$60 million and employ nearly 1,000 people. In Western Continental Europe, WPP companies (including associates) collectively generate revenues of US$4.3 billion and employ over 25,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204